SUBSEQUENT EVENTS


At the Annual Meeting of Shareholders held on January 11, 2014, shareholders of record voted to approve the following proposals:

1) The shareholders elected each of the seven nominees to the Board of Trustees for a one-year term.

		       FOR		WITHHELD    BROKER NON-VOTE
David H. Lesser	     5,567,049		675		1,794,948
Arun Mittal	     5,566,049		1,675		1,794,948
Habib Yunus	     5,566,049		1,675		1,794,948
Dionisio DAguilar    5,566,049		1,675		1,794,948
Jesse Derris	     5,567,049		675		1,794,948
F. Jacob Cherian     5,120,945		446,779		1,794,948
Suhel Kanuga	     5,121,945		445,779		1,794,948

2) The shareholders approved the amendment of the Companys fundamental investment restriction relating to industry concentration, to remove the requirement that the Company invest more than 25% of its total assets in one or more businesses that have operations primarily in India.

FOR		AGAINST		ABSTAIN		BROKER NON-VOTE
4,204,533	1,362,191	1,000		1,794,948

3) The shareholders approved the amendment of the Companys fundamental investment restriction relating to industry concentration, to add the requirement that the Company invest more than 25% of its total assets in one or more energy infrastructure assets or businesses or alternative energy assets or businesses.

FOR		AGAINST		ABSTAIN		BROKER NON-VOTE
4,176,333	1,360,391	31,000		1,794,948

4) The shareholders voted to approve the reduction of the number of shares of authorized capital stock of the Company from 45,005,000 to 12,005,000.

FOR		AGAINST		ABSTAIN		BROKER NON-VOTE
5,560,049	4,175		3,500		1,794,948

There has been no change to the Companys investment holdings or capital stock based on the approvals above.